Management’s Discussion and Analysis
for the quarter ended March 25, 2006

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec’s financial performance during its second quarter ended March 25, 2006. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended March 25, 2006 and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 24, 2005, included in the Company’s Annual Report. All references to quarterly or Company information relate to Tembec’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. Non-GAAP financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A contains statements that are forward-looking in nature. Such statements involve known and unknown risks and uncertainties that may cause Tembec’s actual results to be materially different from those expressed or implied by such forward-looking statements. Such items include, among others: general economic and business conditions; product selling prices; raw material and operating costs; changes in foreign currency exchange rates and other factors referenced herein and in Tembec’s continuous disclosure filings. The information in this report is as at April 25, 2006, the date of filing in conjunction with the Company’s press release announcing its results for the second fiscal quarter 2006. Disclosure contained in this document is current to that date, unless otherwise stated.

OVERVIEW
			Quarterly Results ($ millions)

		Fiscal 2005				Fiscal 2006

	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Sales	872.1	880.2	937.7	816.8	788.8	818.0	-	-
Freight and sales deductions	106.2	98.3	106.5	95.6	94.3	96.6	-	-
Lumber duties	23.2	24.4	23.4	18.4	6.4	10.7	-	-
Cost of sales	720.2	704.7	741.3	671.7	683.2	667.8	-	-
SG&A	41.0	46.1	45.3	38.6	37.9	38.0	-	-

EBITDA	(18.5)	6.7	21.2	(7.5)	(33.0)	4.9	-	-
EBITDA Margin	(2.1) %	0.8%	2.3%	(0.9) %	(4.2) %	0.6%	-	-

Depreciation & amortization	58.6	61.4	56.8	61.0	55.7	55.8	-	-
Unusual items	20.3	-	136.1	98.1	-	176.1	-	-

Operating loss	(97.4)	(54.7)	(171.7)	(166.6)	(88.7)	(227.0)	-	-

Interest, foreign
exchange & other	(27.6)	6.2	13.6	18.5	20.5	10.7	-	-
Exchange loss (gain) on
long-term debt	(54.6)	(16.7)	20.1	(73.6)	(6.2)	3.0	-	-

Pre-tax loss	(15.2)	(44.2)	(205.4)	(111.5)	(103.0)	(240.7)	-	-
Income taxes (recovery)	(12.4)	(13.1)	(59.7)	24.5	(24.4)	(24.7)	-	-
Minority interests	(0.1)	-	0.1	-	-	-	-	-

Net loss from continuing
operations	(2.7)	(31.1)	(145.8)	(136.0)	(78.6)	(216.0)	-	-

Earnings from discontinued
operations	2.0	4.9	3.3	1.1	3.7	47.8	-	-

Net loss	(0.7)	(26.2)	(142.5)	(134.9)	(74.9)	(168.2)	-	-

OVERVIEW

During the December 2004 quarter, the Company adopted retroactively with restatement the new recommendations of Section 3110 of the Canadian Institute of Chartered Accountants (CICA) with respect to asset retirement obligations. These recommendations require entities to record a liability at fair value, in the period in which a legal obligation associated with the retirement of an asset is incurred. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk free interest rate. For such assets, a liability will be initially recognized in the period in which sufficient information exists to estimate a range of possible settlement dates. For the Company, asset retirement obligations in connection with the adoption of Section 3110 were primarily related to landfill capping obligations.

In February 2006, the Company sold its oriented strandboard (OSB) mill in Saint-Georges-de-Champlain, Quebec for total consideration of $98 million. Details of the transaction are discussed in the Discontinued Operations section of the MD&A. As a result of the sale, the financial results of the OSB operation, as well as the gain on disposition, have been reclassified as discontinued operations. Comparative figures have also been reclassified to exclude the OSB mill’s results from the Company’s continuing operations. For certain non-GAAP financial measures, the amounts presented still reflect the actual reported results of prior periods. In those circumstances, a footnote indicates that they include the results of the OSB operations.

MARCH 2006 QUARTER VS DECEMBER 2005 QUARTER
SALES
					Volume
$ millions	December	March	Total	Price	& Mix
	2005	2006	Variance	Variance	Variance

Forest Products	275.4	287.9	12.5	1.0	11.5
Pulp	313.4	355.7	42.3	(1.2)	43.5
Paper	216.3	202.3	(14.0)	(3.1)	(10.9)
Chemical & Other	50.1	48.2	(1.9)	(1.1)	(0.8)

	855.2	894.1	38.9	(4.4)	43.3
Less : Intersegment sales	(66.4)	(76.1)	(9.7)

Sales	788.8	818.0	29.2

Sales increased by $29.2 million over the prior quarter. Prices were relatively unchanged with small increases to US $ reference prices offset by a stronger Canadian $, which averaged 2% higher versus the US $. Record shipments of pulp generated the increase in sales.

EBITDA
					Cost
$ millions	December	March	Total	Price	& Volume
	2005	2006	Variance	Variance	Variance

Forest Products	10.2	13.7	3.5	1.0	2.5
Pulp	(31.8)	1.8	33.6	(1.2)	34.8
Paper	(12.4)	(11.7)	0.7	(3.1)	3.8
Chemical & Other	1.0	1.1	0.1	(1.1)	1.2

	(33.0)	4.9	37.9	(4.4)	42.3

The $37.9 million increase in EBITDA was primarily attributable to the improved financial performance of the Pulp segment, which experienced lower manufacturing costs. Lower energy costs combined with fewer production curtailments generated the lower costs.

OPERATING LOSS
					Depreciation	Unusual
$ millions	December	March	Total	EBITDA	& Amortization	Item
	2005	2006	Variance	Variance	Variance	Variance

Forest Products	(3.1)	(0.4)	2.7	3.5	(0.8)	0.0
Pulp	(58.4)	(193.9)	(135.5)	33.6	(0.1)	(169.0)
Paper	(26.3)	(31.8)	(5.5)	0.7	0.9	(7.1)
Chemical & Other	(0.9)	(0.9)	0.0	0.1	(0.1)	0.0

	(88.7)	(227.0)	(138.3)	37.9	(0.1)	(176.1)

The operating loss reached $227.0 million in the current quarter. The previously noted EBITDA improvement was not sufficient to offset the negative impact of two unusual charges. The Pulp segment incurred a charge of $169.0 million relating to the impairment of property, plant and equipment at the Smooth Rock Falls, Ontario pulpmill. The majority of the pulpmill’s long-lived assets are no longer recoverable and exceed their fair value. The Paper segment’s operating loss included a charge of $7.1 million relating to additional severance and related costs for the ongoing restructuring of the St. Francisville papermill.

MARCH 2006 QUARTER VS DECEMBER 2005 QUARTER

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

 The following table summarizes interest, foreign exchange and other expenses by component:
	$ millions

	December	March
	2005	2006

Interest on indebtedness	32.8	34.6
Amortization of deferred gain on foreign exchange contracts	(20.5)	(17.8)
Derivative financial instruments loss (gain)	4.4	(3.7)
Other foreign exchange items	1.5	(2.2)
Loss on consolidation of foreign integrated subsidiaries	1.5	0.1
Other items	0.8	(0.3)

	20.5	10.7

Interest on indebtedness increased by $1.8 million. Approximately 92% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on long-term debt is a change in the relative value of the Canadian $ versus the US $. The increase was due to additional interest expense on short-term debt as the Company increased its utilization of its operating credits.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA handbook with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following tables summarize the change in the unamortized deferred gain on foreign exchange contracts during the last two quarters:

	$ millions

	Opening		Ending
	Balance	Amortization	Balance

December 2005	38.4	(20.5)	17.9

March 2006	17.9	(17.8)	0.1

Since the beginning of fiscal 2004, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

MARCH 2006 QUARTER VS DECEMBER 2005 QUARTER

The following tables summarize the change in the market value of derivative financial instruments during the last two quarters:

	$ millions

	Opening	Gain	Disbursements	Ending
December 2005 Quarter	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	0.2	(0.2)	-	-
Market value of commodity related
derivative financial instruments	5.7	(4.2)	(4.3)	(2.8)

	5.9	(4.4)	(4.3)	(2.8)

	$ millions

	Opening	Gain	Disbursements	Ending
March 2006 Quarter	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	-	0.6	(0.1)	0.5
Market value of commodity related
derivative financial instruments	(2.8)	3.1	1.1	1.4

	(2.8)	3.7	1.0	1.9

There was limited activity in the December 2005 and March 2006 quarters relating to foreign exchange contracts. The Company had sold its portfolio in the September 2005 quarter.

LOSS (GAIN) ON TRANSLATION OF FOREIGN DEBT

During the March 2006 quarter, the Company recorded a loss of $3.0 million on the translation of its US $ denominated debt as the relative value of the Canadian $ decreased from US $0.858 to US $0.856. In the prior quarter, the Canadian $ had increased from US $0.854 to US $0.858, and the Company had recorded a gain of $6.2 million. The after-tax impact of the loss on translation of foreign denominated debt was $2.5 million or $0.03 per share as compared to the prior quarter after-tax gain of $5.2 million or $0.06 per share.

 INCOME TAXES

During the March 2006 quarter, the Company recorded an income tax recovery of $24.7 million on a pre-tax loss from continuing operations of $240.7 million. The income tax recovery was $55.4 million lower than the projected recovery of $80.1 million based on the Company’s effective rate of 33.3% . The non-recognition of period losses reduced the recovery by $55.5 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized. In the prior quarter, the Company recorded an income tax recovery of $24.4 million on a pre-tax loss from continuing operations of $103.0 million. The income tax recovery was $9.9 million lower than the projected recovery of $34.3 million based on the Company’s effective rate of 33.3% . The non-recognition of period losses, primarily related to the Company’s U.S. operations, reduced the recovery by $7.6 million. The recovery was further reduced by $4.3 million as a result of recent announced increases to Quebec provincial income tax rates which will gradually be implemented through 2009. Additional income tax details are outlined in the notes to the interim financial statements.

EARNINGS FROM DISCONTINUED OPERATIONS

In late February 2006, the Company sold its OSB mill located in Saint-Georges-de Champlain, Quebec for total consideration of $98 million. The sale generated an after-tax gain of $46.9 million or $0.55 per share. As well, the OSB mill generated net earnings of $0.9 million or $0.01 per share during the two months it was owned by the Company. This compares to net earnings of $3.7 million or $0.04 per share in the three-month period ended December 2005.

MARCH 2006 QUARTER VS DECEMBER 2005 QUARTER

NET LOSS

The Company generated a net loss of $168.2 million or $1.96 per share compared to a net loss of $74.9 million or $0.88 per share in the prior quarter. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of theses items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net loss as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, this item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	December 2005 Quarter		March 2006 Quarter

	$ millions	$ per share	$ millions	$ per share

Net loss as reported
- in accordance with GAAP	(74.9)	(0.88)	(168.2)	(1.96)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(5.2)	(0.06)	2.5	0.03
Derivative financial instrument loss (gain)	3.0	0.03	(2.5)	(0.03)
Amortization of deferred gain on
foreign exchange contracts	(13.7)	(0.16)	(11.9)	(0.14)
Unusual item - Smooth Rock Falls	-	-	111.3	1.30
Unusual item - St. Francisville	-	-	7.1	0.08
Earnings from discontinued operations - OSB mill	(3.7)	(0.04)	(47.8)	(0.56)

Net loss excluding specific items
- not in accordance with GAAP	(94.5)	(1.11)	(109.5)	(1.28)

MARCH 2006 QUARTER VS MARCH 2005 QUARTER
SALES
					Volume
$ millions	March	March	Total	Price	& Mix
	2005	2006	Variance	Variance	Variance

Forest Products	334.8	287.9	(46.9)	(23.5)	(23.4)
Pulp	347.0	355.7	8.7	(21.6)	30.3
Paper	224.9	202.3	(22.6)	(0.4)	(22.2)
Chemical & Other	51.1	48.2	(2.9)	(3.4)	0.5

	957.8	894.1	(63.7)	(48.9)	(14.8)
Less : Intersegment sales	(77.6)	(76.1)	1.5

Sales	880.2	818.0	(62.2)

Sales decreased by $62.2 million over the same quarter a year ago. The largest decrease occurred in the Forest Products segment which experienced lower prices and shipments. Paper segment sales also declined as a result of lower shipments. The Pulp segment sales increased as shipments reached record levels, more than offsetting the decline in selling prices. Prices were also impacted by a stronger Canadian $, which averaged US $0.867, an increase of 6% over US $0.815 in the same quarter of the prior year.

EBITDA
					Cost
$ millions	March	March	Total	Price	& Volume
	2005	2006	Variance	Variance	Variance

Forest Products	10.6	13.7	3.1	(23.5)	26.6

Pulp	4.3	1.8	(2.5)	(21.6)	19.1
Paper	(9.4)	(11.7)	(2.3)	(0.4)	(1.9)
Chemical & Other	1.2	1.1	(0.1)	(3.4)	3.3

	6.7	4.9	(1.8)	(48.9)	47.1

EBITDA was relatively unchanged from the comparable quarter a year ago as the Forest Products and Pulp segments were able to offset lower selling prices by reducing manufacturing costs.

OPERATING LOSS
					Depreciation	Unusual
$ millions	March	March	Total	EBITDA	& Amortization	Item
	2005	2006	Variance	Variance	Variance	Variance

Forest Products	(3.7)	(0.4)	3.3	3.1	0.2	0.0
Pulp	(25.2)	(193.9)	(168.7)	(2.5)	2.8	(169.0)
Paper	(25.1)	(31.8)	(6.7)	(2.3)	2.7	(7.1)
Chemical & Other	(0.7)	(0.9)	(0.2)	(0.1)	(0.1)	0.0

	(54.7)	(227.0)	(172.3)	(1.8)	5.6	(176.1)

The increase in the operating loss was attributable to two unusual items. The Pulp segment incurred a charge of $169.0 million relating to the impairment of property, plant and equipment at the Smooth Rock Falls, Ontario pulpmill. The majority of the pulpmill’s long-lived assets are no longer recoverable and exceed their fair value. The paper segment’s operating loss included a charge of $7.1 million relating to additional severance and related costs for the ongoing restructuring of the St. Francisville papermill.

MARCH 2006 QUARTER VS MARCH 2005 QUARTER

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:

	$ millions

	March	March
	2005	2006

Interest on indebtedness	32.4	34.6
Amortization of deferred gain on foreign exchange contracts	(33.8)	(17.8)
Derivative financial instruments loss (gain)	1.8	(3.7)
Other foreign exchange items	1.5	(2.2)
Loss on consolidation of foreign integrated subsidiaries	2.6	0.1
Other items	1.7	(0.3)

	6.2	10.7

Interest on long-term debt declined by $1.2 million primarily as a result of the stronger Canadian $. Approximately 92% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on long-term debt is a change in the relative value of the Canadian $ versus the US $. Interest on short-term debt increased by $3.4 million as the Company is currently making greater use of its short-term operating lines.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the March 2005 and 2006 quarters:

	$ millions

	Opening		Ending
	Balance	Amortization	Balance

March 2005	113.8	(33.8)	80.0

March 2006	17.9	(17.8)	0.1

Since the beginning of fiscal 2004, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

MARCH 2006 QUARTER VS MARCH 2005 QUARTER

The following tables summarize the change in the market value of derivative financial instruments during the March 2005 and 2006 quarters:

	$ millions

	Opening	Gain	Disbursements	Ending
March 2005 Quarter	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	98.4	4.1	(41.4)	61.1
Market value of commodity related
derivative financial instruments	3.3	(5.9)	4.2	1.6

	101.7	(1.8)	(37.2)	62.7

	$ millions

	Opening	Gain	Disbursements	Ending
March 2006 Quarter	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	-	0.6	(0.1)	0.5
Market value of commodity related
derivative financial instruments	(2.8)	3.1	1.1	1.4

	(2.8)	3.7	1.0	1.9

There was limited activity in the March 2006 quarter relating to foreign exchange contracts. The Company had sold its portfolio in the September 2005 quarter. During the March 2005 quarter, the Company recorded a gain of $4.1 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.813 to US $0.823. The Company received $41.4 million of proceeds relating to contracts that expired in the quarter.

LOSS (GAIN) ON TRANSLATION OF FOREIGN DEBT

During the March 2006 quarter, the Company recorded a loss of $3.0 million on the translation of its US $ denominated debt as the relative value of the Canadian $ decreased from US $0.858 to US $0.856. In the comparable period a year ago, the Canadian $ had increased from US $0.813 to US $0.823, and the Company had recorded a gain of $16.7 million. The after-tax impact of the loss on translation of foreign denominated debt was $2.5 million or $0.03 per share as compared to the prior year after-tax gain of $14.0 million or $0.16 per share.

INCOME TAXES

During the March 2006 quarter, the Company recorded an income tax recovery of $24.7 million on a pre-tax loss from continuing operations of $240.7 million. The income tax recovery was $55.4 million lower than the projected recovery of $80.1 million based on the Company’s effective rate of 33.3% . The non-recognition of period losses reduced the recovery by $55.5 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized. In the March 2005 quarter, the Company recorded an income tax recovery of $13.1 million on a pre-tax loss from continuing operations of $44.2 million, in line with the projected recovery of $14.7 million. Additional income tax details are outlined in the notes to the interim financial statements.

EARNINGS FROM DISCONTINUED OPERATIONS

In late February 2006, the Company sold its OSB mill located in Saint-Georges-de Champlain, Quebec for total consideration of $98 million. The sale generated an after-tax gain of $46.9 million or $0.55 per share. As well, the OSB mill generated net earnings of $0.9 million or $0.01 per share during the two months it was owned by the Company. This compares to net earnings of $4.9 million or $0.05 per share in the three-month period a year ago.

MARCH 2006 QUARTER VS MARCH 2005 QUARTER

NET LOSS

The Company generated a net loss of $168.2 million or $1.96 per share compared to a net loss of $26.2 million or $0.31 per share in the corresponding quarter of the prior year. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net loss as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	March 2005 Quarter		March 2006 Quarter

	$ millions	$ per share	$ millions	$ per share

Net loss as reported
- in accordance with GAAP	(26.2)	(0.31)	(168.2)	(1.96)
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(14.0)	(0.16)	2.5	0.03
Derivative financial instruments loss (gain)	1.3	0.01	(2.5)	(0.03)
Amortization of deferred gain on
foreign exchange contracts	(22.9)	(0.27)	(11.9)	(0.14)
Unusual item - Smooth Rock Falls	-	-	111.3	1.30
Unusual item - St. Francisville	-	-	7.1	0.08
Earnings from discontinued operations - OSB mill	(4.9)	(0.05)	(47.8)	(0.56)

Net loss excluding specific items
- not in accordance with GAAP	(66.7)	(0.78)	(109.5)	(1.28)

SIX MONTHS ENDED MARCH 2006 VS SIX MONTHS ENDED MARCH 2005

SALES
					Volume
$ millions	March	March	Total	Price	& Mix
	2005	2006	Variance	Variance	Variance

Forest Products	647.1	563.3	(83.8)	(35.7)	(48.1)
Pulp	694.4	669.1	(25.3)	(24.1)	(1.2)
Paper	457.4	418.6	(38.8)	7.0	(45.8)
Chemical & Other	101.8	98.3	(3.5)	(5.0)	1.5

	1,900.7	1,749.3	(151.4)	(57.8)	(93.6)
Less : Intersegment sales	(148.4)	(142.5)	5.9

Sales	1,752.3	1,606.8	(145.5)

The sales decline of $145.5 million was driven by lower sales in all business segments. The Forest Products and Pulp segments experienced lower effective selling prices, as the Canadian $ averaged 5% higher versus the US $. Lower shipments in the Forest Products and Paper segments were largely the result of permanent capacity closures that have occurred over the last 12 months.

EBITDA
					Cost
$ millions	March	March	Total	Price	& Volume
	2005	2006	Variance	Variance	Variance

Forest Products	27.7	23.9	(3.8)	(35.7)	31.9
Pulp	(32.8)	(30.0)	2.8	(24.1)	26.9
Paper	(10.0)	(24.1)	(14.1)	7.0	(21.1)
Chemical & Other	3.3	2.1	(1.2)	(5.0)	3.8

	(11.8)	(28.1)	(16.3)	(57.8)	41.5

The $16.3 million decline in EBITDA was caused primarily by lower returns in the Paper segment. Despite being the only segment to experience higher pricing, it was not sufficient to offset the higher costs of energy and chemicals. This is the opposite of what has occurred in the Forest Products and Pulp segments where lower manufacturing costs have effectively offset declines in selling prices.

OPERATING LOSS
					Depreciation	Unusual
$ millions	March	March	Total	EBITDA	& Amortization	Item
	2005	2006	Variance	Variance	Variance	Variance

Forest Products	(20.0)	(3.5)	16.5	(3.8)	0.0	20.3
Pulp	(90.5)	(252.3)	(161.8)	2.8	4.4	(169.0)
Paper	(41.3)	(58.1)	(16.8)	(14.1)	4.4	(7.1)
Chemical & Other	(0.3)	(1.8)	(1.5)	(1.2)	(0.3)	0.0

	(152.1)	(315.7)	(163.6)	(16.3)	8.5	(155.8)

The increase of $163.6 million in the operating loss was attributable to unusual items. The reduced operating loss in the Forest Products segment was due to a $20.3 million charge recorded in the comparable period a year ago. The charge had been caused by a restructuring of the Company’s Ontario sawmill operations. During the current period, the Pulp segment incurred a charge of $169.0 million relating to the impairment of property, plant and equipment at the Smooth Rock Falls, Ontario pulpmill. The majority of the pulpmill’s long-lived assets are no longer recoverable and exceed their fair value. The paper segment’s operating loss included a charge of $7.1 million relating to additional severance and related costs for the ongoing restructuring of the St. Francisville papermill.

SIX MONTHS ENDED MARCH 2006 VS SIX MONTHS ENDED MARCH 2005

A more detailed review of items having impacted sales, EBITDA and operating results of each major business segment is outlined in a subsequent section of the MD&A. The following reviews the impact of non-operating items on the financial performance of the Company.

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expense by component:

	$ millions

	March	March
	2005	2006

Interest on indebtedness	64.1	67.4
Amortization of deferred gain on foreign exchange contracts	(76.4)	(38.3)
Derivative financial instruments loss (gain)	(17.4)	0.7
Other foreign exchange items	7.8	(0.7)
Loss on consolidation of foreign integrated subsidiaries	1.8	1.6
Other items	(1.3)	0.5

	(21.4)	31.2

Interest on long-term debt was relatively unchanged from the comparable six-month period. Approximately 92% of the Company’s long-term debt relates to US $ senior notes with fixed rates of interest. As such, the only item affecting interest on long-term debt is a change in the relative value of the Canadian $ versus the US $. Interest on short-term debt increased by $5.1 million as the Company is currently making greater use of its short-term operating lines.

Effective September 28, 2003, the Company applied the accounting treatment prescribed by EIC-128 of the CICA with respect to derivative financial instruments that do not qualify for hedge accounting. Prior to the implementation of this guideline, gains and losses related to financial instruments, primarily foreign exchange contracts, were recognized on the maturity dates of the instruments. If derivative financial instruments were sold or traded prior to their stated maturity dates, the gains or losses were deferred and recognized on the statement of operations as per the original maturity dates. The old rules required disclosure of outstanding derivative financial instruments and their mark to market value in the notes to the financial statements, but the positions were not shown on the Company’s balance sheet. The Company applied EIC-128 and the accounting guideline for discontinuing hedge accounting at the beginning of fiscal 2004.

The following table summarizes the change in the unamortized deferred gain on foreign exchange contracts during the comparable six-month periods ended March 2005 and March 2006:

	$ millions

	Opening		Ending
	Balance	Amortization	Balance

March 2005	156.4	(76.4)	80.0

March 2006	38.4	(38.3)	0.1

Since the beginning of fiscal 2004, the Company has shown the fair value of its derivative financial instruments on its balance sheet and the resulting gain or loss for the period has been reflected in its statement of operations. Derivative financial instruments relate primarily to foreign exchange contracts but also include commodity related instruments such as lumber futures and hedges for purchased waste fibre and energy.

SIX MONTHS ENDED MARCH 2006 VS SIX MONTHS ENDED MARCH 2005

The following tables summarize the change in the market value of derivative financial instruments during the comparable six-month periods ended March 2005 and March 2006:

	$ millions

	Opening	Gain	Disbursements	Ending
March 2005	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	104.9	21.5	(65.3)	61.1
Market value of commodity related
derivative financial instruments	9.4	(4.1)	(3.7)	1.6

	114.3	17.4	(69.0)	62.7

	$ millions

	Opening	Gain	Disbursements	Ending
March 2006	Balance	(Loss)	(Proceeds)	Balance

Market value of outstanding foreign
exchange contracts	0.2	0.4	(0.1)	0.5
Market value of commodity related
derivative financial instruments	5.7	(1.1)	(3.2)	1.4

	5.9	(0.7)	(3.3)	1.9

There was limited activity in the six-month period ended March 2006. The Company had sold its remaining portfolio in the September 2005 quarter. During the six-month period ended March 2005, the Company recorded a gain of $21.5 million on its outstanding foreign exchange contracts as the relative value of the Canadian $ increased from US $0.784 to US $0.823. The Company received $65.3 million of proceeds relating to contracts that expired in the period.

GAIN ON TRANSLATION OF FOREIGN DEBT

During the six-month period ended March 2006, the Company recorded a gain of $3.2 million on the translation of its US $ denominated debt as the relative value of the Canadian $ increased from US $0.854 to US $0.856. In the comparable period, the Canadian $ had increased from US $0.784 to US $0.823, and the Company had recorded a gain of $71.3 million. The after-tax impact of the gain on translation of foreign denominated debt was $2.7 million or $0.03 per share as compared to the comparable period after-tax gain of $59.7 million or $0.70 per share.

INCOME TAXES

During the six-month period ended March 2006, the Company recorded an income tax recovery of $49.1 million on a pre-tax loss from continuing operations of $343.7 million. The income tax recovery was $65.3 million lower than the projected recovery of $114.4 million based on the Company’s effective tax rate of 33.3% . The non-recognition of period losses reduced the recovery by $63.1 million. Based on past financial performance, future income tax assets of the Company’s Canadian and U.S. operations have been limited to the amount that is more likely than not to be realized. In the comparable period a year ago, the Company recorded an income tax recovery of $25.5 million on a pre-tax loss from continuing operations of $59.4 million, compared to a projected recovery of $19.8 million. The higher recovery was caused primarily by the non-taxable portion of the exchange gain on long-term foreign denominated debt. Additional income tax details are outlined in the notes to the interim financial statements.

EARNINGS FROM DISCONTINUED OPERATIONS

In late February 2006, the Company sold its OSB mill located in Saint-Georges-de Champlain, Quebec for total consideration of $98 million. The sale generated an after-tax gain of $46.9 million or $0.55 per share. As well, the OSB mill generated net earnings of $4.6 million or $0.05 per share during the five months it was owned by the Company. This compares to net earnings of $6.9 million or $0.08 per share in the six-month period a year ago.

SIX MONTHS ENDED MARCH 2006 VS SIX MONTHS ENDED MARCH 2005

NET LOSS

The Company generated a net loss of $243.1 million or $2.84 per share compared to a net loss of $26.9 million or $0.31 per share in the same period a year ago. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net loss as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian $ versus the US $ can lead to large unrealized periodic gains or losses. As well, the item receives capital gains/loss tax treatment and is not tax-affected at regular business income rates.

	Six months ended		Six months ended
	March 2005		March 2006

	$ millions	$ per share	$ millions	$ per share

Net loss as reported
- in accordance with GAAP	(26.9)	(0.31)	(243.1)	(2.84)
Specific items (after-tax):
Gain on translation of foreign debt	(59.7)	(0.70)	(2.7)	(0.03)
Derivative financial instruments loss (gain)	(11.7)	(0.14)	0.5	0.01
Amortization of deferred gain on
foreign exchange contracts	(51.7)	(0.60)	(25.6)	(0.30)
Unusual item - Ontario sawmills	14.2	0.17	-	-
Unusual item - Smooth Rock Falls	-	-	111.3	1.30
Unusual item - St. Francisville	-	-	7.1	0.08
Earnings from discontinued operations - OSB mill	(6.9)	(0.08)	(51.5)	(0.60)

Net loss excluding specific items
- not in accordance with GAAP	(142.7)	(1.66)	(204.0)	(2.38)

FOREST PRODUCTS
	Quarterly Results
	Fiscal 2005				Fiscal 2006

	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Financial ($ millions)
Sales (1)	312.3	334.8	338.3	281.8	275.4	287.9	-	-
EBITDA	17.1	10.6	12.2	(8.1)	10.2	13.7	-	-
Depreciation & amortization	13.1	14.3	11.7	16.9	13.3	14.1	-	-
Unusual items	20.3	-	35.3	1.5	-	-	-	-

Operating loss	(16.3)	(3.7)	(34.8)	(26.5)	(3.1)	(0.4)	-	-

Shipments
SPF lumber (mmfbm)	367.9	372.3	375.5	348.3	356.0	360.8	-	-

Reference Prices
Western SPF KD std &
better (US$ per mfbm)	328	393	353	321	320	336	-	-
KD #2 & better delivered
G.L. (US$ per mfbm)	406	462	425	396	391	409	-	-
KD stud delivered G.L.
(US$ per mfbm)	398	462	428	396	378	391	-	-

(1) Includes intersegment sales eliminated on consolidation

March 2006 Quarter vs December 2005 Quarter

The Forest Products segment generated EBITDA of $13.7 million on sales of $287.9 million. This compares to EBITDA of $10.2 million on sales of $275.4 million in the prior quarter. The sales increase of $12.5 million was caused by higher volumes and selling prices for SPF lumber as well as higher volumes of third party log sales. The latter increase is seasonal in nature as the March quarter represents a peak activity period for timber deliveries. US $ reference prices for random lumber increased by approximately US $17 per mfbm while stud lumber increased by US $13 per mfbm. Currency was unfavourable as the Canadian $ averaged US $0.867, up 2% from US $0.852 in the prior quarter. The net effect was an increase in EBITDA of $2.1 million or $6 per mfbm. SPF lumber margins were favourably impacted by lower timber costs, primarily in the province of Ontario where recent government initiatives have assisted all lumber producers. This benefit was offset by higher lumber export duties and the seasonably lower profitability of the engineered wood business. During the quarter, countervailing and antidumping duties totalled $10.7 million, compared to $6.4 million in the prior quarter. The charge for the prior quarter included a favourable adjustment of $9.5 million relating to previously accrued antidumping duty charges in excess of actual cash deposits. Since May 2002, the Company has incurred $327.4 million of duties, which remain subject to the resolution of the softwood lumber dispute.

The Forest Products segment generated an operating loss of $0.4 million, an improvement of $2.7 million from the prior quarter operating loss of $3.1 million. The aforementioned increase in EBITDA accounted for the improvement.

FOREST PRODUCTS

March 2006 Quarter vs March 2005 Quarter

The Forest Products segment generated EBITDA of $13.7 million on sales of $287.9 million. This compares to EBITDA of $10.6 million on sales of $334.8 million in the comparable quarter of the prior year. Lower selling prices and volumes of SPF lumber accounted for $27.7 million of the $46.9 million decline in sales. The shutdown of the Marks Lumber reman operations and the Davidson hardwood and pine sawmills reduced sales by a further $11.0 million. US $ reference prices for random lumber were down by approximately US $55 per mfbm, while the reference price for stud lumber declined by US $71 per mfbm. The decline in selling prices was also related to a stronger Canadian $, which averaged 6% higher versus the US $. As a result, the average selling price of SPF lumber declined by $62 per mfbm from the year ago quarter, decreasing EBITDA by $22.4 million. SPF lumber margins were favourably impacted by lower lumber export duties and lower timber costs, primarily in the province of Ontario where recent government initiatives have assisted all lumber producers. During the quarter, countervailing and antidumping duties totalled $10.7 million, down from $24.4 million incurred in the March 2005 quarter. The decline is due to the reduced rates which came into effect in December 2005.

The Forest Products segment generated an operating loss of $0.4 million, an improvement of $3.3 million from the comparable period a year ago. The aforementioned increase in EBITDA accounted for the improvement.

Six months ended March 2006 vs six months ended March 2005

The Forest Products segment generated EBITDA of $23.9 million on sales of $563.3 million. This compares to EBITDA of $27.7 million on sales of $647.1 million in the comparable six-month period a year ago. Lower selling prices and volumes of SPF lumber accounted for $45.3 million of the $83.8 million decline in sales. The shutdown of the Marks Lumber reman operations and the Davidson hardwood and pine sawmills reduced sales by a further $24.7 million. US $ reference prices for random lumber were down by approximately US $33 per mfbm, while the reference price for stud lumber declined by US $46 per mfbm. The decline in selling prices was also related to a stronger Canadian $, which averaged 5% higher versus the US $. As a result, the average selling price of SPF lumber declined by $48 per mfbm from the year ago period, decreasing EBITDA by $34.1 million. SPF lumber margins were favourably impacted by lower lumber export duties. During the six-month period, countervailing and antidumping duties totalled $17.1 million, down from $47.6 million in the comparable period of the prior year. The decline is due to reduced rates that came into effect in December 2005 as well as a favourable adjustment of $9.5 million relating to previously accrued antidumping duty charges in excess of actual cash deposits.

The Forest Products segment generated an operating loss of $3.5 million compared to an operating loss of $20.0 million in the prior year period. During the December 2004 quarter, the Company recorded an unusual charge of $20.3 million relating to the restructuring of its Ontario sawmill operations. The amount included a non-cash charge of $15.5 million relating to the reduction of the carrying value of the Kirkland Lake and Opasatika sawmills. Employee severance and other closure costs amounting to $4.8 million were also recorded. The after-tax effect of the unusual charge was $14.2 million or $0.17 per share.

The following table summarizes lumber export duties expensed and remitted since May 2002.

		$ millions

		C$	C$	US$
		Duties Expensed	Duties remitted	Duties remitted

Fiscal	2002	28.3	25.2	15.7
Fiscal	2003	81.2	73.8	50.8
Fiscal	2004	111.4	106.3	80.9
Fiscal	2005	89.4	91.4	73.2
Fiscal	2006 - 2 quarters	17.1	27.6	23.7

		327.4	324.3	244.3

PULP
	Quarterly Results

	Fiscal 2005				Fiscal 2006

	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Financial ($ millions)
Sales (1)	347.4	347.0	354.8	323.4	313.4	355.7	-	-
EBITDA	(37.1)	4.3	9.8	(1.7)	(31.8)	1.8	-	-
Depreciation & amortization	28.2	29.5	27.9	28.4	26.6	26.7	-	-
Unusual items	-	-	-	3.8	-	169.0	-	-

Operating loss	(65.3)	(25.2)	(18.1)	(33.9)	(58.4)	(193.9)	-	-

Shipments
Paper pulp (000's tonnes)	430.9	396.7	399.1	389.3	400.4	438.8	-	-
Specialty pulp (000's tonnes)	85.2	89.9	83.7	77.9	69.0	92.1	-	-
Internal (000's tonnes)	25.7	24.7	27.5	25.4	26.2	25.7	-	-

Total	541.8	511.3	510.3	492.6	495.6	556.6	-	-

Reference Prices
NBSK - delivered US
(US$ per tonne)	630	670	653	623	638	653	-	-
NBSK - delivered N. Europe
(US$ per tonne)	602	640	613	587	600	618	-	-
Bleached hardwood high yield
- delivered N. Europe
(US$ per tonne)	462	520	557	550	553	562	-	-

(1) Includes intersegment sales eliminated on consolidation

March 2006 Quarter vs December 2005 Quarter

The Pulp segment generated EBITDA of $1.8 million on sales of $355.7 million for the quarter ended March 2006 compared to negative EBITDA of $31.8 million on sales of $313.4 million in the December 2005 quarter. The $42.3 million increase in sales was driven by higher shipments in both paper and specialty pulps. While US $ reference prices increased over the prior quarter, currency offset the increase as the Canadian $ averaged US $0.867, up 2% from US $0.852. The net price effect was a decrease of $2 per tonne, reducing EBITDA by $1.2 million. EBITDA was favourably impacted by lower manufacturing costs, primarily driven by lower energy costs and reduced production curtailments. Total downtime in the March quarter was 15,500 tonnes, compared to 45,600 tonnes in the prior quarter.

The Pulp segment generated an operating loss of $193.9 million compared to an operating loss of $58.4 million in the prior quarter. The previously noted improvement in EBITDA was more than offset by an unusual charge of $169.0 million relating to the impairment of property, plant and equipment at the Smooth Rock Falls, Ontario pulpmill. The majority of the pulpmill’s long-lived assets are no longer recoverable and exceed their fair value. The after-tax effect of the charge was $111.3 million or $1.30 per share.

March 2006 Quarter vs March 2005 Quarter

The Pulp segment generated EBITDA of $1.8 million on sales of $355.7 million for the quarter ended March 2006, compared to EBITDA of $4.3 million on sales of $347.0 million in the March 2005 quarter. The $8.7 million increase in sales was due to record shipments, partially offset by lower selling prices. While US $ reference prices for NBSK pulp were lower than those of a year ago, high yield pulp reference prices were up by US $42 per tonne. Prices were negatively affected by a stronger Canadian $, which averaged 6% higher versus the US $. The net price effect was a decrease of $39 per tonne, lowering EBITDA by $21.6 million. The lower revenues were partially offset by lower manufacturing costs, resulting primarily from a more favourable exchange rate on the French pulpmills’ Euro costs. Total downtime in the quarter was 15,500 tonnes compared to 2,400 tonnes in the year ago quarter.

PULP

The Pulp segment generated an operating loss of $193.9 million compared to an operating loss of $25.2 million a year ago. The current quarter results include an unusual charge of $169.0 million relating to the impairment of property, plant and equipment at the Smooth Rock Falls, Ontario pulpmill. The majority of the pulpmill’s long-lived assets are no longer recoverable and exceed their fair value. The after-tax effect of this charge was $111.3 million or $1.30 per share.

Six month ended March 2006 vs six months ended March 2005

The Pulp segment generated negative EBITDA of $30.0 million on sales of $669.1 million compared to negative EBITDA of $32.8 million on sales of $694.4 million in the comparable six-month period a year ago. Lower selling prices accounted for the majority of the $25.3 million decline in sales. While US $ reference prices for NBSK pulp were lower than those of a year ago, high yield pulp reference prices were up by US $57 per tonne. Prices were negatively affected by a stronger Canadian $, which averaged 5% higher versus the US $. The net price effect was a decrease of $23 per tonne, lowering EBITDA by $24.1 million. The lower revenues were offset by lower manufacturing costs, resulting primarily from a more favourable exchange rate on the French pulpmills’ Euro costs. Total downtime in the six-month period was 61,100 tonnes compared to 50,500 tonnes in the year ago period.

The Pulp segment generated an operating loss of $252.3 million compared to an operating loss of $90.5 million in the prior six-month period. The current results include an unusual charge of $169.0 million relating to the impairment of property, plant and equipment at the Smooth Rock Falls, Ontario pulpmill. The majority of the pulpmill’s long-lived assets are no longer recoverable and exceed their fair value. The after-tax effect of this charge was $111.3 million or $1.30 per share.

PAPER

	Quarterly Results
	Fiscal 2005				Fiscal 2006
	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Financial ($ millions)
Sales	232.5	224.9	254.7	230.7	216.3	202.3	-	-
EBITDA	(0.6)	(9.4)	(1.7)	(1.4)	(12.4)	(11.7)	-	-
Depreciation & amortization	15.6	15.7	15.3	13.9	13.9	13.0	-	-
Unusual items	-	-	100.8	92.8	-	7.1	-	-

Operating loss	(16.2)	(25.1)	(117.8)	(108.1)	(26.3)	(31.8)	-	-

Shipments
Newsprint (000's tonnes)	124.9	112.0	129.6	122.7	123.3	122.6	-	-
Coated paper (000's tonnes)	66.0	65.2	66.1	65.6	61.6	57.1	-	-
Specialty papers (000's tonnes)	73.4	71.5	79.6	60.6	53.2	47.2	-	-

Total	264.3	248.7	275.3	248.9	238.1	226.9	-	-

Reference Prices
Newsprint - 48.8 gram
East coast (US$ per tonne)	567	571	589	612	627	644	-	-
Coated #5 - 40 lb
(US$ per short ton)	775	790	838	880	880	875	-	-
15 pt. Bleached Coated
Board (US $ per short ton)	747	760	767	780	780	800	-	-

March 2006 Quarter vs December 2005 Quarter

The Paper segment generated negative EBITDA of $11.7 million on sales of $202.3 million. This compares to negative EBITDA of $12.4 million on sales of $216.3 million in the prior quarter. Sales decreased by $14.0 million primarily as a result of lower shipments. The decline in specialty paper shipments relates to the permanent closure of the 80,000 tonnes per year uncoated bleached board machine at the St. Francisville, Louisiana papermill, which occurred in December 2005. US $ reference prices for newsprint and coated bleached board improved by US $17 per tonne and US $20 per short ton respectively while coated papers experienced a small decline of US $5 per short ton. However, the stronger Canadian $, which averaged US $0.867, up 2% from US $0.852 in the prior quarter, more than negated the improvement in prices. The net price effect was a decrease of $5 per tonne, reducing EBITDA by $1.2 million. Manufacturing costs were positively impacted by lower energy costs, which decreased by $7.2 million over the prior quarter, offsetting the additional costs associated with the annual maintenance shutdown at the St. Francisville papermill. Total downtime in the March quarter was 12,400 tonnes, up from 3,500 tonnes in the prior quarter.

The Paper segment generated an operating loss of $31.8 million compared to an operating loss of $26.3 million in the prior quarter. The current quarter results include an unusual charge of $7.1 million relating to additional severance and related costs for the ongoing restructuring of the St. Francisville papermill. As no tax recovery was recorded, the after-tax effect of the charge was $7.1 million or $0.08 per share.

PAPER

March 2006 Quarter vs March 2005 Quarter

The Paper segment generated negative EBITDA of $11.7 million on sales of $202.3 million. This compares to negative EBITDA of $9.4 million on sales of $224.9 million in the same quarter a year ago. The $22.6 million decrease in sales results from lower shipments of specialty and coated papers, partially offset by higher newsprint shipments. The decline in specialty paper shipments relates primarily to the permanent closure of the 68,000 tonnes per year St. Raymond, Quebec, papermill, which occurred in May 2005, and the permanent closure of the 80,000 tonnes per year uncoated bleached board machine at the St. Francisville, Louisiana papermill, which occurred in December 2005. US $ reference prices increased for all grades of paper, however this was partially offset by a stronger Canadian $, which averaged 6% higher versus the US $. The net price effect was a decrease of $2 per tonne, decreasing EBITDA by $0.4 million. Manufacturing costs increased, primarily for energy and chemicals. The higher costs were partially mitigated by a more favourable exchange rate on the St. Francisville papermill’s US $ costs. Total downtime in the March quarter was 12,400 tonnes compared to 20,700 tonnes in the year ago period.

The Paper segment generated an operating loss of $31.8 million compared to an operating loss of $25.1 million a year ago. The current quarter results include an unusual charge of $7.1 million relating to additional severance and related costs for the ongoing restructuring of the St. Francisville papermill. As no tax recovery was recorded, the after-tax effect of the charge was $7.1 million or $0.08 per share.

Six months ended March 2006 vs six months ended March 2005

The Paper segment generated negative EBITDA of $24.1 million on sales of $418.6 million compared to negative EBITDA of $10.0 million on sales of $457.4 million in the comparable six-month period a year ago. The $38.8 million decline in sales results from lower shipments of specialty and coated papers. The decline in specialty paper shipments relates to the permanent closure of the 68,000 tonnes per year St. Raymond, Quebec papermill, which occurred in May 2005, and the permanent closure of the 80,000 tonnes per year uncoated bleached board machine at the St. Francisville, Louisiana papermill, which occurred in December 2005. US $ reference prices increased for all grades of paper, however, this was partially offset by a stronger Canadian $, which averaged 5% higher versus the US $. The net price effect was an increase of $15 per tonne, increasing EBITDA by $7.0 million. Manufacturing costs increased significantly, primarily for energy and chemicals. The higher costs were partially mitigated by a more favourable exchange rate on the St. Francisville papermill’s US $ costs. Total downtime in the six-month period was 15,800 tonnes compared to 27,900 tonnes in the year ago period.

The Paper segment generated an operating loss of $58.1 million compared to an operating loss of $41.3 million in the prior six-month period. In addition to the more negative EBITDA noted previously, current period results include a charge of $7.1 million relating to additional severance and related costs for the ongoing restructuring of the St. Francisville papermill. As no tax recovery was recorded, the after-tax effect of the charge was $7.1 million or $0.08 per share.

FINANCIAL POSITION

	Fiscal 2005				Fiscal 2006
	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Net debt / total capitalization	49.0%	52.3%	55.8%	58.8%	62.0%	65.6%	-	-
EBITDA / interest on
indebtedness (times)	(0.4)	0.5	0.8	(0.1)	(0.8)	0.2	-	-

Cash flow from (used by)
operations before working
capital changes ($ millions)	(25.8)	17.9	(11.1)	6.4	(54.2)	(27.1)	-	-
Net fixed asset additions ($ millions)	(33.1)	(29.6)	(36.7)	(45.6)	(24.0)	(24.9)	-	-

Free cash flow (negative) ($ millions)	(58.9)	(11.7)	(47.8)	(39.2)	(78.2)	(52.0)	-	-

Amounts in the above table have not been restated to reflect the sale of the OSB business and its reclassification to discontinued operations.

Cash flow from operations before working capital changes for the first six months of fiscal 2006 was negative $81.3 million, a $73.4 million decline from the comparable period a year ago. The reduced cash flow is due primarily to a $65.7 million decline in proceeds from derivative financial instruments. The Company had disposed of substantially all of its foreign exchange derivative instruments in the September 2005 quarter. For the period ended March 2006, non-cash working capital items used $79.2 million, as compared to $113.0 million provided by the same items in the prior year. After allowing for net fixed asset additions of $48.9 million, free cash flow for the first six months of fiscal 2006 was negative $130.2 million versus a negative amount of $70.6 million a year ago.

In response to relatively low EBITDA brought on by difficult market conditions, the stronger Canadian $ and significant export duties on lumber shipped to the US, the Company has continued to curtail capital expenditures. During the first six months of 2006, net fixed asset additions totalled $48.9 million compared to $62.7 million in the comparable period of the prior year. The amount spent is equal to 44% of fixed asset depreciation and 3% of sales.

During the prior year period, the Company purchased and cancelled 244,700 shares at a total cost of $1.9 million. As the average price paid was less than the average issue price at September 25, 2004, a purchase discount of $0.5 million was credited to contributed surplus. Pursuant to its normal course issuer bid, the Company may repurchase an additional 4,280,811 shares to October 18, 2006. In light of relatively low margins and the Company’s focus on maximizing liquidity, it is unlikely that additional share repurchases will occur in the upcoming quarters.

Net debt to total capitalization stood at 65.6% at March 2006, an increase from 58.8% as at September 2005. The negative free cash flow of $130.2 million and the unusual item charges generated the majority of the increase. During the first six months of 2006, debt increased by $4.6 million in relation to the Company’s proportionate share of the Temlam joint venture debt. The funds were used to complete the construction of a laminated veneer lumber facility in Amos, Quebec. As part of its long-term strategy, Tembec has resolved to maintain its percentage of net debt to total capital at 40% or less. In the absence of a sustained improvement in the pricing levels of the Company’s main products or a satisfactory resolution of the lumber trade dispute, including refund of deposits, it will be difficult to attain this target.

The higher leverage continues to put pressure on the Company’s various credit ratings. In September 2005, S&P reduced its long-term corporate credit and unsecured debt ratings to CCC+ (negative outlook). In January 2006, S&P reduced the ratings to CCC- (negative outlook). In May 2005, Moody’s reduced its senior implied, senior unsecured and issuer ratings to B3 (stable outlook). In January 2006, Moody’s reduced its senior unsecured notes and debenture ratings to Ca (stable outlook). In October 2005, DBRS reduced its senior unsecured debt ratings to B (low) (negative trend). In January 2006, DBRS reduced the rating to CCC (negative trend).

FINANCIAL POSITION

At the end of March 2006, Tembec had cash, temporary investments and derivative financial instruments of $16.4 million plus unused operating lines of $42.8 million. At September 2005, the date of the last audited financial statements, the Company had cash, temporary investments and derivative financial instruments of $56.8 million and unused operating lines of $211.6 million.

The following table summarizes unused operating lines by major area:

Operating Lines - Unused
$ millions	Sept	Mar
	2005	2006

Canadian operations	161.4	7.4
US operations	6.2	1.0
French operations	34.1	27.8
Proportionate share of joint ventures	9.9	6.6

	211.6	42.8

The Company has in place a three-year committed facility of $150 million. As of the end of the March quarter, the amount available on this facility (borrowing base) was $134.2 million, of which $6.7 million was unused. The facility is secured by receivables and inventory. The Company also has in place a three-year committed facility of $200 million, secured by receivables and inventory. As of the end of the March 2006 quarter, the amount available on this facility (borrowing base) was $165.5 million, of which $0.7 million was unused.

Both the Canadian federal government and Quebec provincial government have announced loan assistance programs for companies being adversely affected by lumber export duties, which are currently being held illegally by the U.S. Preliminary indications are that the Company would qualify for such loan assistance. The Company believes it will be able to finalize the required agreements and obtain the funds in the near term.

The consolidated financial statements are presented on the assumption that the Company continues as a going concern in accordance with Canadian GAAP. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. There is reasonable doubt about the appropriateness of using the going concern assumption because of the Company’s current liquidity position coupled with its expected operating cash flows. The financial statements assume the realization of assets and settlement of liabilities in the normal course of business. If the going concern basis were not appropriate for these financial statements, then adjustments would have to be made to the carrying value of assets and liabilities, reported revenues and expenses and balance sheet classifications.

FINANCIAL PERFORMANCE & OTHER DATA
	Fiscal 2005				Fiscal 2006

	Dec 04	Mar 05	Jun 05	Sep 05	Dec 05	Mar 06	Jun 06	Sep 06
Cash return on capital
employed (1)(2)	(1.2)%	1.3%	2.3%	(0.3)%	(2.2)%	0.6%	-	-
Return on capital employed (1)(2)	2.5%	(0.5)%	(14.9)%	(14.9)%	(7.2)%	(20.2)%	-	-
Return on equity (1)(2)	(0.2)%	(8.9)%	(52.2)%	(56.6)%	(35.3)%	(92.5)%	-	-

Shares outstanding - end of
quarter (millions)	85.6	85.6	85.6	85.6	85.6	85.6	-	-
Book value per share ($) (2)	13.93	13.63	11.97	10.40	9.53	7.57	-	-

Foreign exchange:
1 C$ = US$ - average	0.818	0.815	0.804	0.831	0.852	0.867	-	-
- period end	0.813	0.823	0.811	0.854	0.858	0.856	-	-
1 Euro = US$ - average	1.293	1.314	1.262	1.221	1.189	1.202	-	-
- period end	1.353	1.295	1.210	1.205	1.186	1.204	-	-
1 Euro = C$ - average	1.580	1.612	1.570	1.470	1.396	1.387	-	-
- period end	1.664	1.573	1.492	1.411	1.383	1.407	-	-

(1)	% returns for each quarter have been annualized.
(2)	Amounts shown relating to fiscal 2005 and the December 2005 quarter are based on the Company's actual reported results and have not been restated to reflect the sale of the OSB business and its reclassification to discontinued perations.

The improved operating results were driven by lower energy costs and reduced production curtailments in our pulp business. Going forward, we do not anticipate any significant currency relief as the Canadian $ continues to trade in the US $0.85 -$0.87 range. The pulp market continues to improve, with a price increase implemented in April. The primary challenges faced by the industry are the strength of the Canadian $ and higher chemical, energy and wood costs, particularly in Eastern Canada. These issues are being addressed as part of the Company’s aggressive cost reduction program. The recent mill closures as well as the restructuring of our coated paper operations in St. Francisville, Louisiana are expected to improve the Company’s future profitability. The Company continues to work for a timely resolution of the lumber dispute with the United States and a refund of monies deposited.

Liquidity at the end of March 2006 was $59.2 million. The relatively low level was anticipated given seasonal inventory increases and required interest payments. The Company had previously set an objective of generating between $100 and $150 million of funds from non-operating initiatives in fiscal 2006. Following a further review of the ongoing initiatives, the Company has increased the targeted range to $150-$200 million. These amounts include the sale of the OSB business that was successfully completed in late February for $98 million.

DEFINITIONS – NON-GAAP FINANCIAL MEASURES

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before unusual items, interest, income taxes, depreciation, amortization and other non-operating expenses and revenues. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units.

Free Cash Flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash and cash equivalents such as marketable securities or temporary investments.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

Cash return on capital employed (CROCE) refers to EBITDA for a given period divided by the average gross capital employed for the period. Gross capital employed is the sum of working capital (accounts receivable, inventories and prepaid expenses less accounts payable), undepreciated fixed assets and other assets. The Company considers this to be a useful indicator of financial returns being generated by the Company.

Return on capital employed (ROCE) refers to net earnings (or loss) for a given period, adjusted for the after-tax impact of interest expense, divided by the average of total assets less non-interest bearing current liabilities for the period. The Company utilizes this measure to compare its performance to other competitors in its industry. The long-term incentive plan for senior management is based on ROCE performance.

Return on Equity (ROE) refers to net earnings or loss for a given period divided by the average shareholders’ equity for the period.